[ING Funds Logo]

April 10, 2012

VIA EDGAR

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ING Partners, Inc.
(File Nos. 333-32575; 811-8319)

Dear Mr. Foor:

This letter responds to comments provided to Kim Springer and Jay Stamper on April 5, 2011, for Post-Effective Amendment No. 56 filed on or about February 10, 2012, to the Registration Statement on Form N-1A for ING Partners, Inc. (“Registrant”). Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

General Comments

1.             Comment:            The Staff requested that the Registrant confirm that the derivatives disclosure for each portfolio describes the specific derivative instruments, and their related risks, that the portfolio will use to achieve its investment objective.  The above request is to comply with the guidance regarding derivatives disclosures in mutual fund registration statements provided by Barry Miller of the U.S. Securities and Exchange Commission to the Investment Company Institute on or about July 30, 2010.

Response:            The Registrant confirms that the principal investment strategies for those portfolios that invest in derivatives reflect the purpose(s) of their use in the portfolios’ principal investment strategies and the Registrant confirms that the appropriate applicable related risks have also been included. The Registrant believes that these revisions are in accordance with the observations of the Staff made in the July 30, 2010 letter referenced above.

2.             Comment:            The Staff also advised the Registrant that within 15 days of effectiveness of the annual update to the registration statement, it must file an exhibit to the registration statement that provides an electronically tagged risk/return summary for the prospectuses.

Response:            The Registrant will make the required XBRL filing within 15 business days of the effective date of Post-Effective Amendment No. 57.

Fee Tables

3.             Comment:            The Staff requested that the fee tables in each prospectus only reflect waivers or reimbursements, and related footnotes, if such waiver will impact the total annual portfolio operating expenses presented in the table in accordance with Instruction 3(e) to Item 3 of Form N-1A.

Response:            The Registrant confirms that the fee waivers or reimbursements, and related footnotes, will only be included in accordance with Instruction 3(e) to Item 3 of Form N-1A.

4.             Comment:            The Staff requested that the Registrant confirm that the expenses associated with investments in other investment companies and ETFs are reflected in the line item for “Acquired Fund Fees and Expenses” or were considered in determining that the line item was not required in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A.

Response:            The Registrant confirms that the line item “Acquired Fund Fees and Expenses” has been included for those portfolios whose investment in other investment companies and ETFs exceeded 0.01% of average net assets of a portfolio in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A.

5.             Comment:            The Staff requested that negative performance use a negative sign rather than a parenthetical.

Response:            The Registrant is taking this request under consideration but was not able to coordinate the different technologies in use for our Content Management System, accounting system and XBRL.

6.             Comment:            The Staff requested that the horizontal (“0”) axis on the performance chart be clearly labeled.

Response:            The Registrant appreciates the comment but believes that the disclosure is clear that the information above the line is positive and the information below the line is negative. We will take the comment under consideration for future filings.

7.             Comment:            The Staff requested that the inception date column be removed from the performance table and that the information be included as a parenthetical to the name of each class.

Response:            The Registrant appreciates the comment, but believes that adding that disclosure as a parenthetical would make the tables confusing due to the formatting of the table.

Fund Specific Comments

ING Fidelity Master/Feeder Portfolios

6.             Comment:            The Staff requested that the introductory paragraph of the “Principal Risks” section be revised to facilitate understanding on the part of an investor as it is too long.  The Staff requested the Registrant consider disclosing these risks under a heading such as Master-Feeder Structure, and organize the disclosure into shorter paragraphs.

Response:            The Registrant believes that there are certain risks that are inherent in a master feeder structure and that these risks should not be confused with the risks of the fund’s investment style. Therefore, the Registrant believes that the placement of the language in the introductory paragraph of the “Principal Risks” section is the proper place for this disclosure.

ING Index Solution Portfolios

7.             Comment:            The Staff requested that the Registrant remove the statement as to providing 60 days notice to changes in the portfolios’ investment policies as this is not permitted or required by Form N-1A in the Summary section.

Response:            The Registrant appreciates the Staff’s comment, but the Registrant believes that the Rule 35d-1 disclosure is an important part of the portfolios’ “Principal Investment Strategies.”

8.             Comment:            With respect to the section entitled “Combination with ING Index Solution Income Portfolio,” the Staff requested that the Registrant include disclosure as to whether shareholders of those target date funds referenced should expect to incur any transaction or brokerage costs in connection with these fund mergers.

Response:            At the time of any merger between the target date funds and the ING Index Solution Income Portfolio, it is anticipated that portfolio holdings of the merging funds will be substantially similar to the portfolio holdings of the ING Index Solution Income Portfolio.  However, the amount of transaction and/or brokerage costs incurred in connection with any merger will depend largely on market conditions and actually portfolio allocations at that time. Consequently, disclosure about projected costs would be speculative at this time.

ING Solution Portfolios

9.             Comment:            The Staff requested that the Registrant remove the bracketed statement starting with “Option 2” that discusses the administrative services agreement.

Response:            The Registrant has removed the statement.

10.           Comment:            The Staff requested that the Registrant rename the “Credit Derivatives Risk” to “Credit Default Swap” risk for consistency with the strategy disclosure.

Response:            The Registrant will revise the name of the risk to “Credit Default Swaps” risk.

11.           Comment:            The Staff requested that to the extent appropriate in the light of the strategy disclosure regarding fixed income investments, please add risk disclosure as to investments in Sovereign Debt.

Response:            The Registrant will include the “Sovereign Debt” risk as requested.

ING “Regular” (16) Portfolios

12.           Comment:            The Staff requested that the Registrant remove the bracketed statement starting with “Option 2” that discusses the administrative services agreement.

Response:            The Registrant has removed the statement.

13.           Comment:            The Staff requested that the Registrant remove the statement as to providing 60 days notice to changes in a portfolio’s investment policies, as applicable, as this is not permitted or required by Form N-1A in the Summary section.

Response:            The Registrant appreciates the Staff’s comment, but the Registrant believes that the Rule 35d-1 disclosure is an important part of those portfolios’ “Principal Investment Strategies” that have this disclosure.

ING Oppenheimer Global Portfolio

14.           Comment:            The Staff requested that the Registrant please identify in the “Principal Investment Strategy” section a strategy corresponding to the “Special Situations” risk identified under those strategies.

Response:            The Registrant has included below the disclosure found in the eighth paragraph of the portfolio’s principal investment strategies (emphasis added):

In applying these and other selection criteria, the Sub-Adviser considers the effect of worldwide trends on the growth of various business sectors. The trends, or global “themes,” currently considered include development of new technologies, corporate restructuring, the growth of mass affluence and demographic changes.

* * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
ING Investment Management — ING Funds

Attachment

cc:	Huey P. Falgout, Jr., Esq.
Senior Vice President and Counsel
ING Funds

Jeffrey S. Puretz, Esq.
Dechert LLP

Attachment A

[ING Funds Logo]

April 10, 2012

VIA EDGAR

Mr. Jeffrey Foor

Division of Investment Management

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:	ING Partners, Inc.
(File Nos. 333-32575; 811-8319)

Dear Mr. Foor:

ING Partners, Inc. (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Counsel
ING Funds

Attachments

cc:	Jeffrey Puretz, Esq.
Dechert LP